SELECT*ANNUITY I

AN INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT
issued by
ReliaStar Life Insurance Company
and its
MFS/ReliaStar Variable Account

Supplement Dated May 18, 2017

This supplement amends certain information contained in your product prospectus dated April 30, 1996, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

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INFORMATION ABOUT THE INVESTMENT FUNDS AVAILABLE THROUGH THE VARIABLE ACCOUNT

The following chart lists the Funds that are available through the MFS/ReliaStar Variable Account, along with each Fund's investment adviser/subadviser and investment objective. More detailed information about these Funds can be found in the current prospectus and Statement of Additional Information for each Fund. If you received a summary prospectus for any of the Funds available through your Contract, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Fund's summary prospectus.

There is no assurance that the stated investment objectives of any of the Funds will be achieved. Shares of the Funds will rise and fall in value and you could lose money by allocating Contract Value to the Sub-Accounts that invest in the Funds. Shares of the Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Massachusetts Investors Growth Stock Fund (Class A) **Investment Adviser:** Massachusetts Financial Services Company	Seeks capital appreciation.
Massachusetts Investors Trust (Class A) **Investment Adviser:** Massachusetts Financial Services Company	Seeks capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
MFS® Corporate Bond Fund (Class A) **Investment Adviser:** Massachusetts Financial Services Company	Seeks total return with an emphasis on current income, but also considering capital appreciation.
MFS® Growth Fund (Class A) **Investment Adviser:** Massachusetts Financial Services Company	Seeks capital appreciation.
MFS® High Income Fund (Class A) **Investment Adviser:** Massachusetts Financial Services Company	Seeks total return with an emphasis on high current income, but also considering capital appreciation.
MFS® Research Fund (Class A) **Investment Adviser:** Massachusetts Financial Services Company	Seeks capital appreciation.
MFS® Strategic Income Fund (Class A) **Investment Adviser:** Massachusetts Financial Services Company	Seeks total return with an emphasis on high current income, but also considering capital appreciation.
MFS® Total Return Fund (Class A) **Investment Adviser:** Massachusetts Financial Services Company	Seeks total return.

IMPORTANT INFORMATION ABOUT A FUND
CLOSED TO NEW INVESTMENT

The Sub-Account that invests in the following Fund has been closed to new investment:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
MFS® U.S. Government Money Market Fund (Class A) **Investment Adviser:** Massachusetts Financial Services Company	Seeks current income consistent with preservation of capital and liquidity.

Contract owners who have Contract Value allocated to the Sub-Account that corresponds to this fund may leave their Contract Value in that Sub-Account, but future allocations and transfers into it is prohibited. If your most recent premium allocation instructions includes the Sub-Account that corresponds to this Fund, premium received that would have been allocated to the Sub-Account corresponding to this Fund may be automatically allocated among the other available Sub-Accounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available Funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service at P.O. Box 5050, Minot, ND 58702-5050, 1-877-884-5050.

MORE INFORMATION IS AVAILABLE

More information about the Funds available through your Contract. including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Fund. You may obtain these documents by contacting:


Customer Service
P.O. Box 5050
Minot, ND 58702-5050
1-877-884-5050


If you received a summary prospectus for any of the Funds available through your Contract, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Fund's summary prospectus.